SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended June 30, 2006

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Forward-Looking Statements

This Report on Form 6-K (this “Report”), information included in future filings by Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and information contained in written material, press releases and oral statements, issued by or on behalf of Fresh Del Monte contains, or may contain, statements that constitute forward-looking statements. These statements may appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of Fresh Del Monte or its officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) Fresh Del Monte’s anticipated needs for, and the availability of, cash, (ii) its liquidity and financing plans, (iii) its ability to successfully integrate acquisitions into our operations, (iv) trends affecting its financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (v) its plans for expansion of its businesses (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to Fresh Del Monte on the date hereof, and Fresh Del Monte assumes no obligation to update any such forward-looking statements.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. It is important to note that Fresh Del Monte’s actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Report identifies important factors that could cause Fresh Del Monte’s actual results to differ materially from those in the forward-looking statements.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions, except share and per share data)

	June 30, 2006	December 30, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$33.8	$24.5
Trade accounts receivable, net of allowance of $22.5 and $20.1, respectively	317.8	288.9
Advances to growers and other receivables, net of allowance of $24.0 and $20.7, respectively	54.2	59.1
Inventories	389.7	388.7
Deferred income taxes	8.4	6.5
Prepaid expenses and other current assets	30.7	56.1

Total current assets	834.6	823.8

Investments in and advances to unconsolidated companies	13.9	13.8
Property, plant and equipment, net	884.1	893.0
Deferred income taxes	42.4	38.0
Other noncurrent assets	115.6	106.9
Goodwill	248.4	249.3

Total assets	$2,139.0	$2,124.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$394.3	$371.1
Current portion of long-term debt and capital lease obligations	9.0	11.7
Deferred income taxes	14.5	16.1
Income and other taxes payable	13.8	8.7

Total current liabilities	431.6	407.6

Long-term debt and capital lease obligations	372.5	349.1
Retirement benefits	98.0	95.7
Other noncurrent liabilities	44.6	43.4
Deferred income taxes	71.7	65.9

Total liabilities	1,018.4	961.7

Minority interests	10.6	10.2

Commitments and contingencies	—	—
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 authorized; none issued	—	—
Ordinary shares, $0.01 par value; 200,000,000 authorized; 58,039,180 issued as of June 30, 2006 and 58,013,180 issued and outstanding as of December 30, 2005	0.6	0.6
Paid-in capital	383.5	380.5
Retained earnings	750.2	774.9
Less: 341,346 treasury shares at cost as of June 30, 2006	(5.8)	—
Accumulated other comprehensive loss	(18.5)	(3.1)

Total shareholders’ equity	1,110.0	1,152.9

Total liabilities and shareholders’ equity	$2,139.0	$2,124.8

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(U.S. dollars in millions, except share and per share data)

	Quarter ended		Six months ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Net sales	$907.1	$922.8	$1,747.1	$1,761.3
Cost of products sold	835.8	819.3	1,608.1	1,540.8

Gross profit	71.3	103.5	139.0	220.5

Selling, general and administrative expenses	51.3	52.4	95.9	97.2
Asset impairment and other charges	33.2	—	33.2	2.1

Operating income (loss)	(13.2)	51.1	9.9	121.2

Interest expense	6.4	4.6	12.2	9.0
Interest income	0.2	0.2	0.6	0.4
Other income (expense), net	4.3	2.1	4.1	(2.4)

Income (loss) before income taxes	(15.1)	48.8	2.4	110.2

Provision for income taxes	2.7	2.3	4.0	5.8

Net income (loss)	$(17.8)	$46.5	$(1.6)	$104.4

Net income (loss) per ordinary share - Basic	$(0.31)	$0.80	$(0.03)	$1.80

Net income (loss) per ordinary share - Diluted	$(0.31)	$0.80	$(0.03)	$1.80

Dividends declared per ordinary share	$0.20	$0.20	$0.40	$0.40

Weighted average number of ordinary shares:
Basic	57,862,389	57,940,337	57,940,999	57,846,026

Diluted	57,862,389	58,090,765	57,940,999	58,051,702

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in millions)

	Six months ended
	June 30, 2006	July 1, 2005
Operating activities:
Net income (loss)	$(1.6)	$104.4
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	43.3	44.5
Stock-based compensation expense	2.6	—
Asset impairment charges	29.0	2.1
Other, net	(1.6)	(9.6)
Changes in operating assets and liabilities:
Receivables	(24.2)	(34.9)
Inventories	(2.6)	(10.7)
Prepaid expenses and other current assets	(4.5)	(6.9)
Accounts payable and accrued expenses	26.6	28.3
Other noncurrent assets and liabilities	(4.5)	(5.5)

Net cash provided by operating activities	62.5	111.7

Investing activities:
Capital expenditures	(48.4)	(31.1)
Proceeds from sales of assets	4.1	—
Other investing activities, net	(0.5)	(0.2)

Net cash used in investing activities	(44.8)	(31.3)

Financing activities:
Proceeds from debt issuances	354.6	360.1
Payments on debt	(334.9)	(432.0)
Proceeds from stock options exercised	0.3	3.5
Purchases of treasury shares	(5.8)	—
Payments of dividends	(23.1)	(23.1)

Net cash used in financing activities	(8.9)	(91.5)

Effect of exchange rate changes on cash	0.5	0.8

Net increase (decrease) in cash and cash equivalents	9.3	(10.3)
Cash and cash equivalents, beginning of year	24.5	42.1

Cash and cash equivalents, end of period	$33.8	$31.8

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$12.2	$9.1

Cash paid for income taxes	$1.4	$1.4

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$—	$6.1

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.6% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and its subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their consolidated financial position as of June 30, 2006 and their operating results and cash flows for the six- and three-month periods then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2006 year.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 30, 2005.

2. Recent Developments

Asset Impairment and Other Charges

During the second quarter of 2006, Fresh Del Monte recorded asset impairment and other charges totaling $33.2 million. These charges were the result of second quarter 2006 exit activities and asset impairment tests. The following represents details of asset impairment and other charges for the quarter and six months ended June 30, 2006 (U.S. dollars in millions):

	Asset Impairment Charges	Other Charges	Totals
Charges related to asset impairment tests	$19.9	$—	$19.9
Charges related to exit activities	9.1	4.2	13.3

Total asset impairment and other charges	$29.0	$4.2	$33.2

Included in the $33.2 million of asset impairment and other charges are $19.9 million of asset impairment charges relating to an underutilized facility in Europe that has a recent history of operating losses and the write-off of certain capitalized software costs in Europe and the United States due to actions taken during the second quarter of 2006 to cease using and replace the software.

Also included in the $33.2 million of asset impairment and other charges are $13.3 million of exit activity related charges as the result of Fresh Del Monte’s decision to shut-down and dispose of the assets of certain production facilities in the United Kingdom and the United States, including Fresh Del Monte’s previously announced decision to cease pineapple planting operations in Hawaii. Fresh Del Monte’s decision to shut-down and dispose of the assets of these facilities was the result of their recent history of operating losses and Fresh Del Monte’s conclusion that it would not be economically feasible to continue to operate these locations. Of the $13.3 million of exit activity related charges, $9.1 million

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

2. Recent Developments (continued)

represents asset impairment charges and $4.2 million represents other charges, including one-time termination benefits and contract termination costs. The $9.1 million of impairment charges includes $6.2 million related to goodwill impairment, all related to the facility shut-down in the United Kingdom. Of the $4.2 million of other charges, $2.7 million had been paid out as of June 30, 2006 with the remainder included in “accounts payable and accrued expenses” in the consolidated balance sheet as of June 30, 2006.

Stock Repurchase Program

On February 14, 2006, Fresh Del Monte amended its credit agreement to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million. On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the common stock of Fresh Del Monte. Fresh Del Monte is under no obligation to purchase any specified number of shares under this program. During the second quarter of 2006 under this program, Fresh Del Monte purchased 341,346 shares of its common stock in open market transactions at an average purchase price of $16.99 per share. Fresh Del Monte accounts for treasury stock under the cost method.

3. Stock-Based Compensation

Effective upon the completion of its initial public offering in October 1997, Fresh Del Monte established a share option plan pursuant to which options to purchase ordinary shares may be granted to certain directors, officers and key employees of Fresh Del Monte chosen by the Board of Directors (the “1997 Plan”). Under the 1997 Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,380,030 ordinary shares. Under the 1997 plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

On May 11, 1999, Fresh Del Monte’s shareholders approved and ratified the 1999 Share Incentive Plan (the “1999 Plan”). Under the 1999 Plan, as amended on May 1, 2002, the Board of Directors is authorized to grant options to purchase an aggregate of 4,000,000 ordinary shares. Under the 1999 plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

Under both the 1997 Plan and the 1999 Plan, 20% of the options usually vest immediately, and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years.

Effective December 31, 2005 (the first day of its 2006 fiscal year), Fresh Del Monte adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Fresh Del Monte’s share-based payments are composed entirely of stock-based compensation expense as all equity awards granted to employees and members of its Board of Directors, each of whom meets the definition of an employee under the provisions of SFAS 123R, are stock options. Fresh Del Monte adopted SFAS 123R using the modified prospective basis. Under this method, compensation costs recognized beginning December 31, 2005 included costs related to 1) all share-based payments granted

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

3. Stock-Based Compensation (continued)

prior to but not yet vested as of December 31, 2005, based on previously estimated grant-date fair values and 2) all share-based payments granted subsequent to December 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Fresh Del Monte has continued to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123R.

Stock-based compensation expense related to stock options for the quarter and six-months ended June 30, 2006 included in the determination of income before taxes and net income totaled $1.3 million and $2.6 million, respectively, on the straight-line, single award basis, or $0.02 and $0.04 per diluted share, respectively, and are included in the accompanying consolidated statement of operations for the quarter and six-months ended June 30, 2006 in selling, general and administrative expenses. Fresh Del Monte is in a net operating loss position in the relevant jurisdictions. Therefore, for the second quarter and first six months of 2006, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The amount of cash received from the exercise of stock options was $0.3 million and $3.5 million for the six months ended June 30, 2006 and July 1, 2005, respectively.

Prior to December 31, 2005, Fresh Del Monte measured stock-based compensation expense using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, but disclosed the pro forma effects on net earnings and earnings per share as if stock-based compensation expense had been recognized based upon the fair value-based method at the date of grant for stock options awarded consistent with the provisions of Statement of Financial Accounting Standards No.123 “Accounting for Stock-Based Compensation Expense” (“SFAS 123”). Fresh Del Monte’s reported and pro forma information for the quarter and six-months ended July 1, 2005 follows (U.S. dollars in millions, except per share data):

	Quarter ended July 1, 2005	Six months ended July 1, 2005
Reported net income	$46.5	$104.4
Deduct: Stock-based compensation expense under fair value method	(3.5)	(4.1)

Net income, pro forma	$43.0	$100.3

Net income per ordinary share, reported:
Basic	$0.80	$1.80

Diluted	$0.80	$1.80

Net income per ordinary share, pro forma:
Basic	$0.74	$1.73

Diluted	$0.74	$1.73

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

3. Stock-Based Compensation (continued)

The fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions. Volatility is estimated based on the historical volatility of Fresh Del Monte’s stock over the past five years. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of grant. The expected term of grant was based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. Forfeitures are estimated based on historical experience. Prior to the adoption of SFAS 123R, forfeitures were recognized as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The following are the weighted average assumptions used in the Black-Scholes option pricing model for the periods indicated:

	Six months ended
	June 30, 2006	July 1, 2005
Dividend yield	1.58%	2.68%
Volatility	37.93%	48.54%
Risk-free rate	4.75%	3.87%
Expected term of grant	5 years	5 years

Information about stock options outstanding and exercisable at June 30, 2006 is as follows (intrinsic values in millions):

Exercise Price	Remaining Contractual Life	Outstanding	Outstanding Intrinsic Value	Exercisable	Exercisable Intrinsic Value

$5.95	4.8 Years	35,750	$0.4	35,750	$0.4
$8.38	3.3 Years	12,000	0.1	12,000	0.1
$9.28	3.3 Years	6,000	—	6,000	—
$14.22	2.9 Years	20,000	0.1	20,000	0.1
$18.31	9.9 Years	191,000	—	38,200	—
$19.76	6.6 Years	191,700	—	126,700	—
$19.76	9.7 Years	31,250	—	31,250	—
$22.01	6.4 Years	30,000	—	24,000	—
$23.82	7.8 Years	161,000	—	96,600	—
$25.83	7.6 Years	20,000	—	12,000	—
$29.84	8.8 Years	1,362,000	—	554,400	—
$32.28	8.6 Years	31,250	—	31,250	—

		2,091,950	$0.6	988,150	$0.6

The total intrinsic value of options exercised during the six months ended June 30, 2006 and July 1, 2005 was $0.2 million and $5.9 million, respectively. The total fair value of options granted during the six months ended July 30, 2006 and July 1, 2005 was $1.5 million, with a weighted-average fair value of $6.55 per option, and $17.7 million, with a weighted-average fair value of $11.26 per option,

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

3. Stock-Based Compensation (continued)

respectively. The total fair value of options vesting during the six months ended June 30, 2006 and July 1, 2005 was $4.5 million, with a weighted-average fair value of $9.69 per option, and $5.7 million, with a weighted-average fair value of $8.35 per option, respectively. As of June 30, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $10.0 million, which will be amortized over the weighted-average remaining requisite service period of 2.8 years. The following table summarizes stock option activity for the six-month period ended June 30, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding at December 30, 2005	1,979,950	$27.12	$10.35
Granted	228,500	$18.55	$6.55
Exercised	(26,000)	$13.42	$5.98
Forfeited/Expired	(90,500)	$26.27	$10.08

Options outstanding at June 30, 2006	2,091,950	$26.39	$10.00

Exercisable at June 30, 2006	988,150	$25.47	$9.70

On May 3, 2006, Fresh Del Monte granted 191,000 stock options from its 1999 Share Incentive Program, of which 161,000 were granted to Fresh Del Monte’s Chairman and Chief Executive Officer and 30,000 were granted to one non-management member of its Board of Directors. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of ten years. Based on their grant date fair value of $6.75 per option, Fresh Del Monte recognized $0.3 million of stock-based compensation expense related to this grant which is included in total stock-based compensation expense for the second quarter of 2006.

4. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	June 30, 2006	December 30, 2005
Finished goods	$183.5	$177.5
Raw materials and packaging supplies	97.7	101.4
Growing crops	108.5	109.8

Total inventories	$389.7	$388.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

5. Long-Term Debt

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility, with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million (collectively, the “Credit Facility”). On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its common stock in an aggregate amount not to exceed $300.0 million. On March 24, 2006, the Credit Facility was amended to change one of the financial covenants for the 2006 first quarter.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants. On May 10, 2006, Fresh Del Monte borrowed $150.0 million of the available term loan commitment and used the proceeds to re-pay a portion of the revolving facility. The term loan is a five year amortizing loan with quarterly payments of principal and interest. Interest (7.00% at June 30, 2006) is based on a spread over London Interbank Offer Rate (“LIBOR”).

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate (6.75% at June 30, 2006), depending on Fresh Del Monte’s leverage ratio, based on a spread over LIBOR. At June 30, 2006, there was $354.1 million outstanding under the Credit Facility.

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of June 30, 2006, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At June 30, 2006, Fresh Del Monte had $357.1 million available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At June 30, 2006, Fresh Del Monte applied $40.2 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement and other governmental agencies guarantees for customs clearance in the U.K. and Japan.

As of June 30, 2006, Fresh Del Monte had $381.5 million of long-term debt and capital lease obligations, including the current portions, consisting of $354.1 million outstanding under the Credit Facility, $16.2 million of capital lease obligations and $11.2 million of other long-term debt and notes payable.

6. Comprehensive Income (Loss)

The following table sets forth comprehensive income (loss) of Fresh Del Monte for the quarter and six months ended June 30, 2006 and July 1, 2005 (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

6. Comprehensive Income (Loss)(continued)

	Quarter ended		Six months ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Comprehensive income (loss):
Net income (loss)	$(17.8)	$46.5	$(1.6)	$104.4
Net unrealized gains (losses) on derivatives	(16.2)	36.4	(29.4)	57.6
Net unrealized foreign currency translation gains (losses)	8.4	(23.4)	14.0	(35.9)
Reduction in additional minimum pension liability	—	—	—	1.0

Comprehensive income (loss)	$(25.6)	$59.5	$(17.0)	$127.1

7. Contingencies

DBCP Litigation

Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7. Contingencies (continued)

prosecute the action. On April 22, 2003, the Supreme Court of the United States affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. The Hawaiian State Court held a status conference on June 2, 2006. On July 14, 2006, defendants filed a motion to transfer venue from the state court in Maui to the state court in Oahu, which is scheduled to be heard on September 12, 2006.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. The Fresh Del Monte subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.

On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co. (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7. Contingencies (continued)

An initial review of the Plaintiffs in the Abrego action found that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005.

The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations.

Former Shareholders Litigation

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor. In addition to being filed against Fresh Del Monte, the complaint was also filed against certain of its current and former directors, officers and shareholders and that of its predecessor (the “Florida Complaint”).

The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte

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7. Contingencies (continued)

filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. The case is set for trial starting on October 30, 2006. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

Class Action Litigation

a. Pineapple Class Actions

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold® pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action is pending in a Tennessee state court. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one

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7. Contingencies (continued)

amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. Fresh Del Monte filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. The request for an interlocutory appeal was denied by the appellate court on March 2, 2006.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiff filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in the state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint, which motion was granted on January 23, 2006 with leave for plaintiff to amend. Plaintiff filed an amended complaint on February 13, 2006. On March 10, 2006, Fresh Del Monte’s subsidiary filed a motion to dismiss the amended complaint which remains pending.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court. On April 11, 2006, the court granted in part Fresh Del Monte’s motion to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7. Contingencies (continued)

b. Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against Fresh Del Monte, certain subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas for the period from May 2003 to the present. The complaints allege that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act. A similar action was brought by a New York corporation for the period from July 2001 to the present.

Additionally, between October 21, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed a putative class action complaint against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes. A similar action was brought by a California resident for the period from July 2001 to the present.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers have been transferred to the same judge in the U.S. District Court for the Southern District of Florida.

In the consolidated direct purchaser cases, the court has entered a case management order and a scheduling order under which trial in this matter has been set for the two-week trial period commencing October 1, 2007 and discovery on the merits of the action is scheduled to take place before discovery on class certification. On November 16, 2005, the direct purchaser plaintiffs filed an amended, consolidated complaint. On December 22, 2005, Fresh Del Monte filed a motion to dismiss the complaint, which was denied.

In the indirect purchaser actions, plaintiffs filed an amended, consolidated complaint on March 3, 2006. Fresh Del Monte has filed a motion to dismiss the complaint, which remains pending.

Germany’s European Union Antitrust Investigation

On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating Fresh Del Monte’s subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Fresh Del Monte’s subsidiary received requests for additional information from the EU antitrust authority on February 17 and June 6, 2006 and has responded fully to the requests. Fresh Del Monte and its subsidiary will continue to fully cooperate with the investigation.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7. Contingencies (continued)

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of Fresh Del Monte’s non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming US$1.9 million in damages and in Costa Rica claiming US$1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third party cargo to be booked for carriage on ships owned or chartered by Fresh Del Monte’s subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, Fresh Del Monte’s subsidiary filed several motions to dismiss which were denied. The trial of the action has now concluded, and the trial court has entered judgment against Fresh Del Monte in the amount of US$822,145.50 plus interest and costs. Fresh Del Monte’s subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean-up costs for the Kunia Well Site to $26.1 million.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of June 30, 2006, $22.5 million is included in other long-term liabilities for the Kunia Well Site clean-up. Fresh Del Monte expects to expend approximately $2.0 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which Fresh Del Monte’s accrual is based totals $25.1 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a Consent Decree with the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7. Contingencies (continued)

EPA for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the Consent Decree. Based on findings from remedial investigations at the Kunia Well Site, Fresh Del Monte’s subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

Other

In addition to the foregoing, Fresh Del Monte and its subsidiaries are involved from time to time in various claims and legal actions incident to Fresh Del Monte and its subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows of Fresh Del Monte and its subsidiaries.

Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of June 30, 2006, except as related to the Kunia Well Site.

8. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Quarter ended		Six months ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Numerator:
Net income (loss)	$(17.8)	$46.5	$(1.6)	$104.4

Denominator:
Weighted average ordinary shares - Basic	57,862,389	57,940,337	57,940,999	57,846,026
Effect of dilutive securities - stock options (1)	—	150,428	—	205,676

Weighted average ordinary shares - Diluted	57,862,389	58,090,765	57,940,999	58,051,702

Net income (loss) per ordinary share:
Basic	$(0.31)	$0.80	$(0.03)	$1.80

Diluted	$(0.31)	$0.80	$(0.03)	$1.80

(1) - Because of net losses in each of the quarter and six months ended June 30, 2006, the calcualtion of diluted earnings per share in each period is anti-dilutive. Therefore, the effect of dilutive securities for the second quarter and first six months of 2006 is zero.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9. Retirement and Other Employee Benefits

The following table sets forth the net periodic cost of Fresh Del Monte’s defined benefit pension plans and postretirement plan for the quarter and six months ended June 30, 2006 and July 1, 2005 (U.S. dollars in millions):

	Pension Plans Quarter ended		Postretirement Plan Quarter ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Service cost	$0.1	$0.6	$—	$—
Interest cost	1.0	1.2	0.3	0.3
Expected return on assets	(0.8)	(0.7)	—	—
Net amortization	0.2	—	—	—

Net periodic costs	$0.5	$1.1	$0.3	$0.3

	Six months ended		Six months ended
	June 30, 2006	July 1, 2005	June 30, 2006	July 1, 2005
Service cost	$0.2	$1.2	$—	$—
Interest cost	2.0	2.4	0.6	0.6
Expected return on assets	(1.6)	(1.5)	—	—
Net amortization	0.4	—	—	—

Net periodic costs	$1.0	$2.1	$0.6	$0.6

Effective June 30, 2006, Fresh Del Monte amended its retiree medical and life insurance plans to eliminate coverage for its non-union employees and retirees.

10. Business Segment Data

Fresh Del Monte is principally engaged in the business of the production, distribution and marketing of bananas, other fresh produce and prepared food. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia and Africa.

Fresh Del Monte’s operations are aggregated on the basis of its products: bananas, other fresh produce, prepared food and other products and services. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, avocados, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services include a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Business Segment Data (continued)

	Quarter ended
	June 30, 2006		July 1, 2005
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$312.3	$13.5	$309.0	$24.5
Other fresh produce	468.6	47.3	485.5	60.6
Prepared food	86.7	8.5	90.0	17.0
Other products and services	39.5	2.0	38.3	1.4

Totals	$907.1	$71.3	$922.8	$103.5

	Six months ended
	June 30, 2006		July 1, 2005
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$591.2	$22.5	$581.8	$58.3
Other fresh produce	916.1	96.3	926.3	126.3
Prepared food	155.7	14.0	168.6	29.5
Other products and services	84.1	6.2	84.6	6.4

Totals	$1,747.1	$139.0	$1,761.3	$220.5

	June 30, 2006	December 30, 2005
Identifiable assets:
North America	$402.5	$402.9
Europe and the Middle East	713.3	709.9
Africa	124.5	118.2
Asia-Pacific	116.0	87.2
Central and South America	556.8	576.2
Maritime equipment (including containers)	114.1	123.3
Corporate	111.8	107.1

Total identifiable assets	$2,139.0	$2,124.8

11. New Accounting Pronouncements

In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” The guidance in this FSP is applicable prospectively to all entities (including newly created entities) and when a reconsideration event has occurred pursuant to paragraph 7 of FIN No. 46(R), beginning the first day of the first reporting period beginning after June 15, 2006. Fresh Del Monte will apply the guidance of this FSP, whenever it applies FIN No. 46(R), beginning July 1, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

11. New Accounting Pronouncements (continued)

recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Fresh Del Monte is currently evaluating the impact, if any, of adopting FIN 48.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)

Recent Developments

Asset Impairment and Other Charges

During the second quarter of 2006, Fresh Del Monte recorded asset impairment and other charges totaling $33.2 million. These charges were the result of second quarter 2006 exit activities and asset impairment tests. The following represents details of asset impairment and other charges for the quarter and six months ended June 30, 2006 (U.S. dollars in millions):

	Asset Impairment Charges	Other Charges	Totals
Charges related to asset impairment tests	$19.9	$—	$19.9
Charges related to exit activities	9.1	4.2	13.3

Total asset impairment and other charges	$29.0	$4.2	$33.2

Included in the $33.2 million of asset impairment and other charges are $19.9 million of asset impairment charges relating to an underutilized facility in Europe that has a recent history of operating losses and the write-off of certain capitalized software costs in Europe and the United States due to actions taken during the second quarter of 2006 to cease using and replace the software.

Also included in the $33.2 million of asset impairment and other charges are $13.3 million of exit activity related charges as the result of Fresh Del Monte’s decision to shut-down and dispose of the assets of certain production facilities in the United Kingdom and the United States, including Fresh Del Monte’s previously announced decision to cease pineapple planting operations in Hawaii. Fresh Del Monte’s decision to shut-down and dispose of the assets of these facilities was the result of their recent history of operating losses and Fresh Del Monte’s conclusion that it would not be economically feasible to continue to operate these locations. Of the $13.3 million of exit activity related charges, $9.1 million represents asset impairment charges and $4.2 million represents other charges, including one-time termination benefits and contract termination costs. The $9.1 million of impairment charges includes $6.2 million related to goodwill impairment, all related to the facility shut-down in the United Kingdom. Of the $4.2 million of other charges, $2.7 million had been paid out as of June 30, 2006 with the remainder included in “accounts payable and accrued expenses” in the consolidated balance sheet as of June 30, 2006.

Stock Repurchase Program

On February 14, 2006, Fresh Del Monte amended its credit agreement to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million. On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the common stock of Fresh Del Monte. Fresh Del Monte is under no obligation to purchase any specified number of shares under this program. During the second quarter of 2006 under this program, Fresh Del Monte purchased 341,346 shares of its common stock in open market transactions at an average purchase price of $16.99 per share. Fresh Del Monte accounts for treasury stock under the cost method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Liquidity and Capital Resources

Net cash provided by operating activities was $62.5 million for the first six months of 2006 as compared to $111.7 million for the first six months of 2005. The decrease in cash provided by operating activities was primarily attributable to there being net income in 2005 and a net loss in 2006 and lower seasonal increases in trade accounts receivable and inventory.

Working capital was $403.0 million at June 30, 2006 compared to working capital of $416.2 million at December 30, 2005. The decrease in working capital of $13.2 million is primarily attributable to higher accounts payable and accrued expenses combined with lower prepaid expenses and other current assets partially offset by higher seasonal levels of trade accounts receivable.

Net cash used in investing activities for the first six months of 2006 was $44.8 million compared with net cash used in investing activities of $31.3 million for the first six months of 2005. Net cash used in investing activities for the first six months of 2006 consisted primarily of capital expenditures of $48.4 million partially offset by proceeds from sale of assets of $4.1 million. Capital expenditures for the first six months of 2006 were primarily for distribution and fresh-cut facilities in the Middle East and Europe and for the expansion of production operations in South America, Africa and Asia. Net cash used in investing activities for the first six months of 2005 consisted primarily of capital expenditures of $31.1 million for the expansion of production operations in South America and fresh-cut facilities in North America and for information technology initiatives.

Net cash used in financing activities for the first six months of 2006 was $8.9 million compared with $91.5 million of net cash used in financing activities for the first six months of 2005. Net cash used in financing activities for the first six months of 2005 consisted primarily of cash payments of dividends of $23.1 million combined with purchases of treasury shares of $5.8 million partially offset by net borrowings of debt of $19.7 million. Net cash used in financing activities for the first six months of 2005 consisted primarily of net repayments of debt of $71.9 million and $23.1 million of cash payments of dividends partially offset by $3.5 million in cash proceeds received from stock options exercised.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility, with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million (collectively, the “Credit Facility”). On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its stock in an aggregate amount not to exceed $300.0 million. On March 24, 2006, the Credit Facility was amended to change one of the financial covenants for the 2006 first quarter.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants. On May 10, 2006 Fresh Del Monte borrowed $150.0 million of the available term loan commitment and used the proceeds to re-pay a portion of the revolving facility. The term loan is a five year amortizing loan with quarterly payments of principal and interest. Interest (7.00% at June 30, 2006) is based on a spread over London Interbank Offer Rate (“LIBOR”).

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate (6.75% at June 30, 2006), depending on Fresh Del Monte’s leverage ratio, based on a spread over LIBOR. At June 30, 2006, there was $354.1 million outstanding under the Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of June 30, 2006, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At June 30, 2006, Fresh Del Monte had $357.1 million available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At June 30, 2006, Fresh Del Monte applied $40.2 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement and other governmental agencies guarantees for customs clearance in the U.K. and Japan.

As of June 30, 2006, Fresh Del Monte had $381.5 million of long-term debt and capital lease obligations, including the current portions, consisting of $354.1 million outstanding under the Credit Facility, $16.2 million of capital lease obligations and $11.2 million of other long-term debt and notes payable.

As of June 30, 2006, Fresh Del Monte had cash and cash equivalents of $33.8 million.

Results of operation

Second Quarter 2006 Compared with Second Quarter 2005

Net Sales. Net sales for the second quarter of 2006 were $907.1 million compared with $922.8 million for the second quarter of 2005. The decrease in net sales of $15.7 million was primarily attributable to lower net sales of other fresh produce and prepared food partially offset by slightly higher net sales of bananas and non-produce. Net sales of the other fresh produce segment decreased $16.9 million principally as a result of lower net sales of tomatoes, fresh-cut fruit and vegetables and vegetables partially offset by higher net sales of gold pineapples and melons. Net sales of tomatoes decreased due to reduced sales volume. Net sales of fresh-cut fruit and vegetables decreased due to reduced sales volume as a result of the loss of the Wendy’s account in North America combined with the shut-down and planned disposal of our Methwold, U.K. bagged salad facility. Net sales of vegetables decreased due to reduced sales volumes. Net sales of gold pineapples, melons and grapes increased due to higher sales volume partially offset by lower per unit sales price. Net sales of the prepared food segment decreased $3.3 million due to continued increased competition in the U.K. market in the canned fruit and shelf-stable juice product lines combined with lower sales volume and per unit sales price on industrial products as a result of over-supply in the global markets. Banana segment net sales increased $3.3 million due to higher sales volume and per unit sales price in the North America and Asia-Pacific regions partially offset by reduced sales volume and per unit sales price in Europe. Net sales of other products and services increased $1.2 million, primarily as a result of higher net sales in the Argentina grain business.

Cost of Products Sold. Cost of products sold was $835.8 million for the second quarter of 2006 compared with $819.3 million for the second quarter of 2005, an increase of $16.5 million. This increase in costs of product sold was primarily attributable to increased ocean freight and inland transportation which resulted from higher fuel costs. Fuel costs have increased 31% from the prior year period. These higher costs are expected to continue in the near-term.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Gross Profit. Gross profit was $71.3 million for the second quarter of 2006 compared with $103.5 million for the second quarter of 2005, a decrease of $32.2 million. The decrease in gross profit was attributable to lower gross profit on bananas of $11.0 million, lower gross profit on other fresh produce of $13.3 million and lower gross profit on prepared food of $8.5 million, partially offset by higher gross profit of $0.6 million on other non-produce operations. Bananas gross profit was negatively affected by a 7% reduction in selling prices in the European Union (EU) primarily due to increased competition that was a direct result of the new tariff-only system combined with increased ocean freight and inland transportation costs. Partially offsetting the lower gross profit on bananas in the EU during the second quarter of 2006, was higher gross profit on bananas in North America and Asia that resulted from increased sales volume and per unit sales prices. Gross profit on the other fresh produce segment decreased principally as a result of higher ocean freight and inland transportation costs combined with a 10% reduction in per unit sales prices on gold pineapples due to lower per unit sales price resulting from increased competition. Also contributing to the decrease in gross profit in the other fresh produce segment were higher fruit procurement costs on melons and lower net sales of fresh-cut fruit and vegetables that resulted from lower sales volumes in North America, partially offset by higher gross profit on tomatoes due to lower procurement costs that resulted from improved growing conditions. Gross profit on the prepared food segment decreased due to higher production costs combined with continued competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.1 million from $52.4 million for the second quarter of 2005 to $51.3 million for the second quarter of 2006. The decrease is principally due to lower professional fees and information technology-related expenses partially offset by $1.3 million of non-cash stock-based compensation expense and higher advertising and promotional expense.

Asset Impairment and Other Charges. Based on the underutilization of production facilities, equipment and software costs in Europe and North America related to the other fresh produce and banana segments, charges totaling $29.0 for impairment of long-lived assets were recorded during the second quarter of 2006. Also included in asset impairment and other charges during the second quarter of 2006 was $4.2 million for severance and contract termination costs for the shut-down of the Methwold, U.K. facility and two U.S. production facilities related to the other fresh produce segment. There were no asset impairment and other charges during the second quarter of 2005.

Operating Income (Loss). Operating income (loss) for the second quarter of 2006 decreased by $64.3 million to an operating loss of $13.2 million compared with operating income of $51.1 million for the second quarter of 2005. The decrease in operating income was due to lower gross profit combined with asset impairment and other charges recorded during the second quarter of 2006, partially offset by lower selling, general and administrative expenses.

Interest Expense. Interest expense increased by $1.8 million to $6.4 million for the second quarter of 2006 compared with $4.6 million for the second quarter of 2005. The increase in interest expense is attributable to higher average debt balances and higher interest rates.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Other Income (Expense), Net. Other income (expense), net, was $4.3 million for the second quarter of 2006 as compared with $2.1 million for the second quarter of 2005. This increase in other income (expense), net, is principally attributable to foreign exchange gains during the second quarter of 2006 combined with gains on sales of assets.

Provision for Income Taxes. Provision for income taxes increased from $2.3 million for the second quarter of 2005 to $2.7 million for the second quarter of 2006. The increase in income taxes is principally due to a realignment of pretax income to certain jurisdictions where tax rates are higher.

First Six Months of 2006 Compared with First Six Months of 2005

Net Sales. Net sales for the first six months of 2006 were $1,747.1 million compared with $1,761.3 million for the first six months of 2005. The decrease in net sales of $14.2 million was primarily attributable to lower net sales of other fresh produce and prepared food partially offset by a slight increase in net sales of bananas. Net sales of the other fresh produce segment decreased by $10.2 million or 1% primarily due to lower net sales of fresh-cut fruit and vegetables and other vegetables that resulted from lower sales volume, partially offset by higher net sales of gold pineapples and melons.

Net sales of prepared food decreased by $12.9 million or 8% due to lower sales of industrial products (puree, fruit pulp, concentrate) as a result of over-supply in the global markets combined with lower net sales in the U.K. resulting from increased competition in the canned fruit and shelf-stable juice product lines. Net sales of bananas increased $9.4 million as a result of higher per unit sales price in North America, higher sales volume and per unit sales price in Asia, partially offset by lower sales volume and per unit sales price in Europe.

Cost of Products Sold. Cost of products for the first six months of 2006 was $1,608.1 million compared with $1,540.8 million for the first six month of 2005, an increase of $67.3 million. This increase in cost of product sold was primarily attributable to increased ocean freight and inland transportation which resulted from higher fuel costs combined with higher fruit procurement and production costs. Fuel costs have increased 41% from prior year. These higher costs may continue in the near-term.

Gross Profit. Gross profit was $139.0 million for the first six months of 2006 compared with $220.5 million for the first six months of 2005, a decrease of $81.5 million. The decrease in gross profit is primarily attributable to lower gross profit on bananas of $35.8 million, lower gross profit on other fresh produce of $30.0 million and lower gross profit on prepared food of $15.5 million. Gross profit on bananas decreased principally due to tight banana supplies in our traditional sourcing areas of Central America which resulted in higher fruit procurement costs combined with higher ocean freight, inland transportation and raw material costs that resulted from higher fuel costs. Gross profit on other fresh produce segment decreased primarily due to lower gross profit on gold pineapples due to lower per unit sales price resulting from increased competition and higher costs, lower gross profit on grapes and melons resulting from higher costs and lower gross profit on fresh-cut fruit and vegetables resulting from lower sales volume due to the loss of the Wendy’s account in North America. Gross profit on the prepared food segment decreased due to higher production costs combined with continued competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines and lower sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.3 million from $97.2 million for the first six months of 2005 to $95.9 million for the first six months of 2006. The decrease is principally attributable to lower professional fees and information technology expenses partially offset by $2.6 million of non-cash stock-based compensation expense.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Asset Impairment and Other Charges. Based on the underutilization of production facilities, equipment and software costs in Europe and North America related to the other fresh produce and banana segments, charges totaling $29.0 for impairment of long-lived assets were recorded during the first six months of 2006. Also included in asset impairment and other charges during the first six months of 2006 was $4.2 million for severance and contract termination costs for the shut-down of the Methwold, U.K. facility and two U.S. production facilities related to the other fresh produce segment. Based on the underutilization of a facility and equipment in North America related to the other fresh produce segment, charges totaling $2.1 million for impairment of long-lived assets were recorded during the first six months of 2005.

Operating Income. Operating income for the first six months of 2006 decreased by $111.3 million to $9.9 million compared with $121.2 million for the first six months of 2005. The decrease in operating income was due to lower gross profit, increased asset impairment and other charges, partially offset by lower selling, general and administrative expense.

Interest Expense. Interest expense increased by $3.2 million to $12.2 million for the first six months of 2006 compared with $9.0 million for the first six months of 2005. The increase in interest expense is attributable to higher average debt balances and higher interest rates.

Other Income (Expense), Net. Other income (expense), net, was other income of $4.1 million for the first six months of 2006 as compared with other expense of $2.4 million for the first six months of 2005. This improvement of $6.5 million in other income (expense), net, is principally attributable to foreign exchange gains combined with gains on sales of assets.

Provision for Income Taxes. Provision for income taxes decreased from $5.8 million in the first six months of 2005 to $4.0 million in the first six months of 2006 principally due to lower taxable income.

Seasonality

Interim results are subject to significant variations and may not be indicative of the results of operations that may be expected for the entire 2006 year.

Risk Factors

There have been no material changes in the risk factors as previously disclosed in Fresh Del Monte’s Form 20-F for the year ended December 30, 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

DISCLOSURE CONTROLS AND PROCEDURES

Fresh Del Monte carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of June 30, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, Fresh Del Monte’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the SEC rules and forms is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. Such officers also confirm that there was no change in Fresh Del Monte’s internal control over financial reporting during the quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, Fresh Del Monte’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: August 2, 2006	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President &
Chief Financial Officer